U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(b) Or 12(g) Of The Securities Act Of 1934



                            NuOasis Las Vegas, Inc.
                 (Name of Small Business Issuer in Its Charter)

           Nevada                                      84-1235684
(State or Other Jurisdictions of             (I.R.S Employer Identification No.)
Incorporation or Organization)

4695 MacArthur Court, #530, Newport Beach, California              92660
  (Address of Principal Executive Offices)                       (Zip Code)

                                 (949) 833-2094
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act:      None

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, par value $.001
                                (Title of Class)

                             INFORMATION STATEMENT

                            NUOASIS LAS VEGAS, INC.
                         COMMON STOCK, PAR VALUE $.001


                       WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY


THIS INFORMATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. ANY SUCH OFFERING MAY ONLY BE MADE BY MEANS OF A SEPARATE PROSPECTUS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND OTHERWISE IN COMPLIANCE WITH APPLICABLE LAW.


The date of this Information Statement is March 6, 2000

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

Business Development

NuOasis Las Vegas Inc. ("NuOasis Las Vegas" or "NULV") was incorporated in Colorado in June 1993 under the name of Blackhawk Acquisition Corporation. In June 1994, NuOasis Las Vegas amended its Articles of Incorporation to change its name to NuOasis Las Vegas, Inc. In May 1998, NuOasis Las Vegas was merged into NuOasis Las Vegas, Inc., a Nevada corporation, thus effecting a change in corporate domicile. NuOasis Las Vegas is a wholly owned subsidiary of NuOasis Resorts, Inc. ("NuOasis"), a publicly held company. Since its incorporation, NuOasis Las Vegas has not conducted any significant operations.

Business of Issuer

NuOasis Las Vegas's activities to date have focused primarily on incorporation and the identification of potential operating opportunities or acquisition targets. NuOasis Las Vegas has not yet commenced principal operations or earned significant revenues.

For future operations, NuOasis Las Vegas will attempt to become active and seek potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. NuOasis Las Vegas is considered a development stage company, and due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. No representation is made or intended that NuOasis Las Vegas will be able to carry out its activities profitably.

NuOasis Las Vegas is voluntarily filing its registration statement on Form
10-SB to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning NuOasis Las Vegas. In addition, management believes that this may make NuOasis Las Vegas more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, NuOasis Las Vegas is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. NuOasis Las Vegas intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

Any target acquisition or merger candidate of NuOasis Las Vegas will become subject to the same reporting requirements as NuOasis Las Vegas upon consummation of any such business combination. Thus, in the event that NuOasis Las Vegas successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

Source of Business Opportunities

NuOasis Las Vegas intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. NuOasis Las Vegas may investigate and ultimately acquire a venture that is it its preliminary or development stage, is already in operation, or in various stages of its corporate existence or development. Management cannot predict at this time the status or nature of any venture in which NuOasis Las Vegas may participate. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business which does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that NuOasis Las Vegas could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation Criteria

Once NuOasis Las Vegas has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of NuOasis Las Vegas's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Further, no member of management is a professional business analyst and management will rely on its own business judgment in formulating the types of businesses that NuOasis Las Vegas may acquire. It is quite possible that management will not have any business experience or expertise in the type of business engaged in by any potential acquisition or merger candidate.

In evaluating such potential business opportunities, NuOasis Las Vegas will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to NuOasis Las Vegas and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because NuOasis Las Vegas has not located or identified any specific business opportunity to date, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to NuOasis Las Vegas may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

Presently, NuOasis Las Vegas cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which NuOasis Las Vegas participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of NuOasis Las Vegas and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. NuOasis Las Vegas may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, NuOasis Las Vegas does not intend to participate in opportunities through the purchase of minority stock positions.

Because NuOasis Las Vegas has not yet identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. NuOasis Las Vegas is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. NuOasis Las Vegas will be in direct competition with these other public companies in its search for business opportunities and, due to NuOasis Las Vegas's lack of funds, it may be difficult to successfully compete with these other companies.

As of this date, NuOasis Las Vegas does not have any employees and has no plans for retaining employees until such time as NuOasis Las Vegas's business warrants the expense, or until NuOasis Las Vegas successfully acquires or merges with an operating business.

NuOasis Las Vegas's office is located at 4695 MacArthur Court, Suite 530, Newport Beach, CA 92660.

NuOasis Las Vegas will voluntarily send an annual report, including audited financial statements, to its security holders.

NuOasis Las Vegas will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission
(SEC). The public may read and copy materials we file with the SEC at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC- 0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plan of Operation

During the next twelve months, NuOasis Las Vegas will actively seek out and investigate possible opportunities with the intent to acquire and merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because NuOasis Las Vegas lacks funds, it may be necessary for the officers and directors to either advance funds to NuOasis Las Vegas or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible.

Management's discretion is unrestricted, and NuOasis Las Vegas may participate in any business whatsoever that may in the opinion of management meet the business objectives discussed herein. Indeed, NuOasis Las Vegas may effectuate a business combination with another business outside the United States. NuOasis Las Vegas has not limited the scope of its search to a particular region. NuOasis Las Vegas does not intend to utilize any notices or advertisements in its search for business opportunities.

NuOasis Las Vegas's officers and directors will be primarily responsible for searching for an appropriate merger or acquisition candidate. However, to the extent that the existing stockholders are aware of any potential business acquisition candidates, they will also refer these to NuOasis Las Vegas. NuOasis Las Vegas recognizes that as a result of its limited financial, managerial or other resources, the number of suitable potential businesses that may be available to it will be extremely limited. NuOasis Las Vegas's principal business objective will be to seek long-term growth potential in the business in which it participates rather than immediate, short-term earnings. In seeking to attain its business objectives NuOasis Las Vegas will not restrict its search to any particular industry. Rather, NuOasis Las Vegas may investigate businesses of essentially any kind or nature, including but not limited to finance, high technology, manufacturing, service, research and development, communications, insurance, brokerage, transportation and others. Management may also seek to become involved with other development stage companies or companies that could be categorized as "financially troubled." At the present time, NuOasis Las Vegas has not chosen the particular area of business in which it proposes to engage and has not conducted any market studies with respect to business property or industry.

As of the date hereof, NuOasis Las Vegas has not made any arrangements or definitive agreements to use outside advisors or consultants to raise any capital. In the event NuOasis Las Vegas does need to raise capital most likely the only method available to NuOasis Las Vegas would be the private sale of its securities. Because of the nature of NuOasis Las Vegas as a development stage company, it is unlikely it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that NuOasis Las Vegas will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to NuOasis Las Vegas.

NuOasis Las Vegas does not intend to use any employees, with the exception of part-time clerical assistance on an as-needed basis. Outside advisors, attorneys or consultants will only be used if they can be obtained for a minimal cost or for a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

ITEM 3.   DESCRIPTION OF PROPERTY.

Although NuOasis Las Vegas does not own or control any material property, NuOasis Las Vegas will maintain its business address at 4695 MacArthur Ct., Ste. 530, Newport Beach, CA 92660. NuOasis Las Vegas currently subleases these offices from an affiliate, NuVen Advisors, LP ("NuVen"), as part of the Advisory and Management Agreement with NuVen.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

                   (2) Name and Address     (3) Amount and Nature
(1) Title of Class     of Beneficial            of Benificial       (4) Percent
                       Owner                    Ownership               Class

Common Stock           NuOasis Resorts, Inc.    812,500 shares of        100%
                       4695 MacArthur Court     $.001 par value
                       Suite 530
                       Newport Beach, CA 92660

Preferred Stock        NuOasis Resorts, Inc.    300,000 shares of        100%
                       4695 MacArthur Court     $.001 par value
                       Suite 530
                       Newport Beach, CA 92660


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Identification of Directors and Executive Officers

NuOasis Las Vegas, pursuant to its Bylaws is authorized to maintain a three to five (3-5) member Board of Directors, and executive officers as needed. The directors and officers for fiscal 1999 were as follows:


                      Position
  Name         Held with NuOasis Las Vegas       Age       Dates of Service
---------      ----------------------------    ------  ------------------------
Fred G. Luke     Director, President             53    June 25, 1999 to present

Jon L. Lawver    Director, Secretary             61    April 22, 1998 to present

All directors of NuOasis Las Vegas hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Vacancies in the Board of Directors are filled by the remaining members of the Board until the next annual meeting of shareholders. The officers of NuOasis Las Vegas are elected by the Board of Directors at its first meeting after each annual meeting of NuOasis Las Vegas's shareholders and serve at the discretion of the Board of Directors or until their earlier resignation or death.

Business Experience

The following is a brief account of the business experience during the past five years of each director, director nominee and executive officer of NuOasis Las Vegas, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

Fred G. Luke

Mr. Fred G. Luke has been a director and an officer of NuOasis Las Vegas, Inc. since June 1993. Mr. Luke has more than twenty-nine years of experience in domestic and international financing and management of private and publicly held companies. Since 1982, Mr. Luke has provided consulting services and has served, for brief periods lasting usually not more than six months, as Chief Executive Officer and/or Chairman of the Board of various publicly held and privately held companies in conjunction with financial and corporate restructuring services. In addition to his position with NuOasis Las Vegas, Mr. Luke currently serves as Chairman and President of NuVen, an affiliate. Mr. Luke received a Bachelor of Arts Degree in Mathematics from California State University, San Jose in 1969.

Jon L. Lawver

Mr. Lawver has served as President and Director of NuOasis Las Vegas since
June 1999. Mr. Lawver has been President and director of the Fantastic Foods International, Inc., a wholly owned subsidiary of NuOasis Resorts Inc., since June 1993. Mr. Lawver has twenty-two (22) years of experience in the area of bank financing where he has assisted companies in locating financing for small to medium size companies primarily for expansion requirements. While assisting companies with their financing requirements, Mr. Lawver has been under consulting contracts through J L. Lawver, Corp., a financial consulting firm, which he formed in 1973, after an 11-year career with Bank of America, NT&SA (the "Bank"). He began his employment with the Bank in l961 and ended his employment in 1972 as Branch Manager of three of the Bank's offices. Since 1988, Mr. Lawver has also served as president and director of Eurasia Finance & Development Corp., a private finance and equipment leasing company and has served as officer and director of Virtual Enterprises, Inc. (formerly The Toen Group, Inc.), a transitional stage of the multimedia industry. Mr. Lawver has a Bachelor of Science degree from the Widener University and has completed graduate courses with the American Institute of Banking and University of California at Los Angeles.

Involvement in Certain Legal Proceedings

During the past five years, no director or officer of NuOasis Las Vegas has:

(1) Filed or has filed against him a petition under the federal bankruptcy laws or any state insolvency law, nor has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of such person, or any partnership in which he was a general partner, or any corporation or business association of which he was an executive officer at or within two years before such filings.

(2)  Been convicted in a criminal proceeding;

(3) Been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting his involvement in any type of business, securities or banking activities;

(4) Been found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission ("FTC") to have violated any federal or state securities or commodities law, which judgment has not been reversed, suspended, or vacated.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires NuOasis Las Vegas's directors and officers and persons who own more than 10 percent of NuOasis Las Vegas's equity securities, to file reports of ownership and changes in ownership with the SEC. Directors, officers and greater than ten-percent shareholders are required by SEC regulation to furnish NuOasis Las Vegas with copies of all Section 16(a) reports filed.

Based solely on its review of the copies of the reports it received from persons required to file, NuOasis Las Vegas believes that during fiscal 1999, all filing requirements applicable to its officers, directors and greater than ten-percent shareholders were complied with.

ITEM 6.   EXECUTIVE COMPENSATION.

Officers do not receive compensation for their service.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In January 1998, the Company entered into an Advisory and Management Agreement (the "Agreement") with NuVen Advisors, Inc., an entity owned by officers of the Company and officers of NuOasis. Pursuant to the terms of the Agreement, the Company is required to pay $3,000 per month, plus expenses, in exchange for NuVen Advisors, Inc.'s assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, the Company is required to pay a fee equal to 5% of the value of each business opportunity (as defined) introduced by NuVen Advisors, Inc. The Agreement has an initial term of five years, but was canceled effective July 1, 1999 and was replaced with a revised agreement described below. In connection with the Agreement, the Company has recorded $36,000 and $18,000 of management and consulting fees, which are included in the fiscal 1999 and 1998 statements of operations and comprehensive income (loss), respectively. The agreement was terminated by written mutual consent on or about June 30, 1999.

Effective July 1, 1999, NuOasis Las Vegas entered into an Advisory and Management Agreement (the "Agreement") with NuVen Advisors, LP, an entity owned by Fred G. Luke and Jon L. Lawver, officers of NuOasis Las Vegas and officers of NuOasis. Pursuant to the terms of the Agreement, NuOasis Las Vegas is required to pay $3,500 per month, plus expenses, in exchange for NuVen Advisors, Limited Partnership's assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, NULV is required to pay a fee equal to 10% of the asset value or investment made in NULV resulting from NuVen Advisors, LP's efforts, and a fee equal to 5% of the proceeds received by the Company in connection with a sale of its assets. In addition, NULV granted a fully vested option to NuVen Advisors, LP to purchase 500,000 shares of NULV's common stock at $0.50 per share. The Agreement has an initial term of five years, but shall be automatically extended on an annual basis, unless terminated by either party.

As of June 30, 1999, the Company had $79,339 due from NuOasis. The Company also had $37,745 due to NuVen Advisors Inc., an entity that is owned by officers of NuOasis and the Company. Such amounts do not bear interest, are uncollateralized and have no stated repayment terms, except for the note receivable due from NuOasis.

During the year ended June 30, 1999, the Company exchanged 200,000 shares of NuOasis common stock with NuVen Advisors, Inc. for a reduction of amounts owed of $6,240.

ITEM 8.   DESCRIPTION OF SECURITIES.

NuOasis Las Vegas is authorized to issue, as of the date hereof, Seventy
Five Million (75,000,000) shares of $.001 par value common stock and Twenty Five Million (25,000,000) shares of $.001 par value preferred stock, of which approximately 812,500 shares of common stock are presently issued and outstanding and 300,000 shares of preferred stock are presently issued and outstanding, and owned beneficially and of record by NuOasis Resorts, Inc.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

There is currently no public market for NuOasis Las Vegas common stock.

ITEM 2.   LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against NuOasis Las Vegas.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

NuOasis Las Vegas has had no changes and/or disagreements with its accountants.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

N/A

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Nevada law, a corporation may indemnify its officers, directors, employees and agents under certain circumstances, including indemnification of such person against liability under the Securities Act of 1933. A true and correct copy of Section 78.7502 of Nevada Revised Statutes that addresses indemnification of officers, directors, employees and agents is attached hereto as Exhibit 12.

In addition, Section 78.037 of the Nevada Revised Statutes and NuOasis Las Vegas's Articles of Incorporation and Bylaws provide that a director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages due to breach of fiduciary duty as a director except for liability (a) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) for the payments of distribution in violation of Nevada Revised Statute 78.300.

The effect of these provisions may be to eliminate the rights of NuOasis
Las Vegas and its stockholders (through stockholders' derivative suit on behalf of NuOasis Las Vegas) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) -
(b) of the preceding paragraph.

                                    PART F/S

The following financial statements are attached to this report and filed as a part thereof:

     Index to Financial Statements..........................................F-1
     Independent Auditors' Report...........................................F-2
     Balance Sheets.........................................................F-3
     Statements of Operations and Comprehensive Income (Loss)...............F-4
     Statements of Shareholders Equity......................................F-5
     Statements of Cash Flows...............................................F-6
     Notes to Financial Statements..........................................F-7

                                    PART III

Item 1.   Index to Exhibits.

3.1       Articles of Incorporation of NuOasis Las Vegas, Inc.

3.2       By-laws of NuOasis Las Vegas, Inc.

4.1       Form of Common Stock Certificate

10.1      Advisory Agreement with NuVen Advisors, Limited Partnership

23.1      Consent of Independent Auditors

27        Financial Data Schedule

99.1      Additional Exhibits [Nevada Revised Statutes Section 78.7502]

                                   SIGNATURES



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, NuOasis Las Vegas has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NuOasis Las Vegas, Inc.




Date: March 6, 2000                By:  /s/ Fred G. Luke
                                        Fred G. Luke
                                        President & Director




                                   By:  /s/ Jon Lawver
                                        Jon Lawver
                                        Secretary, Principal Accounting Officer
                                        and Director

                            NUOASIS LAS VEGAS, INC.
                        (A Development Stage Enterprise)

                         Index to Financial Statements





Description                                                           Page

Independent Auditors' Report

Balance Sheets as of December 31, 1999 (unaudited)
   and June 30, 1999...................................................F-3

Statements of Operations and Comprehensive Income (Loss) for the
   Six Months Ended December 31, 1999 and 1998 (unaudited), the
   Years Ended June 30, 1999 and 1998, and the Period from
   Inception, June 10, 1993, Through December 31, 1999 (unaudited).....F-4

Statements of Stockholder's Equity (Deficit) for the
   Six Months Ended December 31, 1999 (unaudited), Years Ended
   June 30, 1999 and 1998, and the Period from Inception,
   June 10, 1993,Through December 31, 1999 (unaudited).................F-5

Statements of Cash Flows for the Six Months Ended
   December 31, 1999 and 1998 (unaudited), the
   Years Ended June 30, 1999 and 1998, and
   the Period from Inception, June 10, 1993,
   Through December 31, 1999 (unaudited)...............................F-6

Notes to Financial Statements..........................................F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
NuOasis Las Vegas, Inc.
(A Development Stage Enterprise)
Newport Beach, California

We have audited the accompanying balance sheet of NuOasis Las Vegas, Inc.
(A Development Stage Enterprise) (the "Company") as of June 30, 1999, and the related statements of operations and comprehensive income (loss), stockholder's equity (deficit) and cash flows for each of the years in the two- year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company's statements of operations and comprehensive income (loss), stockholder's equity (deficit) and cash flows for the period from inception, June 10, 1993, through December 31, 1999, have not been audited and accordingly, we do not express an opinion thereon.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1999, and the results of its operations and its cash flows for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no operations and limited liquid resources. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                    /s/ Haskell & White LLP
                                                        HASKELL & WHITE LLP


Irvine, California
November 18, 1999

                            NUOASIS LAS VEGAS, INC.
                        (A Development Stage Enterprise)

                                 Balance Sheets

                                               December 31, 1999
ASSETS                                          (unaudited)       June 30, 1999
Current assets:
      Cash                                      $       93         $      93
TOTAL ASSETS                                    $       93         $      93

LIABILITIES AND STOCKHOLDER'S EQUITY
(DEFICIT)
Current liabilities:
   Due to affiliate (Notes 2 and 5)             $   58,745         $  37,745

Commitments and contingencies (Note 5)

Stockholder's equity (deficit) (Note 3):
   Common stock, $.001 par value;
      75,000,000 shares authorized;
      812,500 shares issued and outstanding            813               813
   Preferred stock, $.001 par value;
      25,000,000 shares authorized;
      300,000 shares issued and outstanding            300               300
   Additional paid-in-capital                      213,245           213,245
   Receivable from stockholder                     (79,339)          (79,339)
   Deficit accumulated during the
     developmental stage                          (193,671)         (172,671)
        Total stockholder's equity (deficit)       (58,652)          (37,652)

TOTAL LIABILITIES AND  STOCKHOLDER'S
EQUITY (DEFICIT)                                $       93        $       93

                See accompanying notes to financial statements.

                            NUOASIS LAS VEGAS, INC.
                        (A Development Stage Enterprise)
            Statements of Operations and Comprehensive Income (Loss)

                                                                                                                 For the Period
                                                                                                                 from Inception,
                                                          For the Six Months Ended                               June 10, 1993,
                                                                 December 31,                                        Through
                                                             1999           1998   For the Years Ended June 30,  December 31, 1999
                                                          (unaudited)   (unaudited)     1999        1998            (unaudited)
Operating expenses:
     Management and consulting fees (Note 5)              $     21,000   $  27,360  $  43,360   $  18,000          $  84,360
     General and administrative expenses                             -         143        143       3,600             10,101
         Total operating expenses                                    -      27,503     45,503      21,600             94,461
Other expenses (income):
      Loss on sale of marketable equity securities                   -     103,791    103,791           -            103,791
      Interest income                                                -      (4,581)    (4,581)          -             (4,581)
           Total other expenses (income)                             -      99,210     99,210           -             99,210
Loss before income tax provision                               (21,000)   (126,713)  (144,713)    (21,600)          (193,671)

Income tax provision                                                 -           -          -           -                  -
Net loss                                                       (21,000)   (126,713)  (144,713)    (21,600)          (193,671)
Other comprehensive (loss) income:
      Unrealized holding loss arising during the period              -           -          -     (53,000)            (53,000)
      Reclassification adjustment                                    -      53,000     53,000           -              53,000
Comprehensive loss                                         $   (21,000)  $ (73,713) $ (91,713)  $ (74,600)         $ (193,671)
      Weighted average number of common shares outstanding     812,500     812,500    812,500     812,500             812,500
Basic and diluted loss per common share                    $     (0.03)  $   (0.16)     (0.18)      (0.03)         $    (0.24)

                 See accompanying notes to financial statements

                            NUOASIS LAS VEGAS, INC.
                        (A Development Stage Enterprise)
                  Statements of Stockholder's Equity (Deficit)
          For the Six Months Ended December 31, 1999 (unaudited), the
                      Years Ended June 30, 1999 and 1998,
                  and the Period From Inception, June 10, 1993,
                      Through December 31, 1999 (unaudited)

                                                                                                  Accumulated
                                     Common  Common  Preferred  Preferred Additional Receivable  Comprehensive
                                     Stock    Stock    Stock      Stock    Paid-In      from        Income  Accumulated
                                     Shares  Amount    Shares     Amount   Capital   Stockholder    (Loss)    Deficit     Total
Initial capitalization (unaudited)  812,500   $ 813         -    $    -   $  9,187   $       -    $      -    $      -  $  10,000
Net loss from inception,
      June 10, 1993, through
      June 30, 1996 (unaudited)           -       -         -         -          -           -           -      (6,358)    (6,358)
Balance at July 1, 1996 and
      June 30, 1997                 812,500     813         -         -      9,187           -           -      (6,358)     3,642
Issuance of stock for marketable
      equity securities and note
      receivable                          -       -   300,000       300    204,058     (76,358)          -           -    128,000
Unrealized loss on  marketable
      equity securities                   -       -         -         -          -           -     (53,000)          -    (53,000)
Net loss for the year ended
      June 30, 1998                       -       -         -         -          -           -           -     (21,600)   (21,600)
Balance at June 30, 1998            812,500     813   300,000       300    213,245     (76,358)    (53,000)    (27,958)    57,042
Reclassification adjustment
      related to disposition of
      marketable equity securities        -       -         -         -          -           -      53,000            -    53,000
Accrued interest receivable               -       -         -         -          -      (2,981)          -            -    (2,981)
Net loss for the year ended
      June 30, 1999                       -       -         -         -          -           -           -     (144,713) (144,713)
Balance at June 30, 1999            812,500     813   300,000       300    213,245     (79,339)          -     (172,671)  (37,652)
Net loss for the six months
      ended December 31, 1999
      (unaudited)                         -       -         -         -          -           -           -      (21,000)  (21,000)
Balance at December 31, 1999
      (unaudited)                   812,500   $ 813   300,000    $  300   $213,245   $ (79,339)   $      -    $(193,671)$ (58,652)


                See accompanying notes to financial statements.

                            NUOASIS LAS VEGAS, INC.
                        (A Development Stage Enterprise)
                            Statements of Cash Flows

                                                                                                            For the Period
                                                                                                            From Inception,
                                                        For the Six Months           For the Years          June 10, 1993,
                                                         Ended December 31,          Ended June 30,            Through
                                                       1999           1998         1999         1998       December 31, 1999
                                                   (unaudited)     (unaudited)                                (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                            $ (21,000)    $  (126,713)  $ (144,713)  $ (21,600)     $  (193,671)
  Adjustment to reconcile net loss to
   net cash used in operating activities:
     Loss on disposition of marketable
          equity securities                                 -         103,791      103,791           -          103,791
     Consulting services received in exchange
          for marketable equity  securities                 -           9,360        9,360           -            9,360
     Accrued interest receivable                            -          (2,981)      (2,981)          -           (2,981)
Net cash used by operating activities                 (21,000)        (16,543)     (34,543)    (21,600)         (83,501)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from disposition of
     marketable equity securities                           -           8,609        8,609           -            8,609
Net cash provided by investing activities                   -           8,609        8,609           -            8,609
CASH FLOWS FROM FINANCING ACTIVITIES:
  Initial capitalization                                    -               -            -           -           10,000
  Net increase in due to affiliates                    21,000           7,934       25,985      21,600           64,985
Net cash provided by financing activities              21,000           7,934       25,985      21,600           74,985
Net increase in cash                                        -               -           51           -               93
Cash, beginning of period                                  93              42           42          42                -
Cash, end of period                                 $      93     $        42           93          42      $        93
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
   Interest                                         $       -     $         -   $        -   $       -      $         -
   Income taxes                                     $       -     $         -   $        -   $       -      $         -

Non-cash investing and financing activities:
   Marketable equity securities, net of
       unrealized loss, and note receivable
          received for preferred stock (Note 3)     $       -     $         -   $        -   $ 151,358      $   151,358
   Marketable equity securities exchanged
       for reduction in amounts owed to affiliate
          (Note 2)                                  $       -     $     6,240   $    6,240   $       -      $     6,240

                See accompanying notes to financial statements.

                            NUOASIS LAS VEGAS, INC.
                        (A Development Stage Enterprise)
                         Notes to Financial Statements
                         December 31, 1999 (unaudited)
                               and June 30, 1999


1.   Description of Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

NuOasis Las Vegas, Inc. (the "Company") was incorporated in Colorado in
June 1993. In May 1998, the Company was merged into a Nevada corporation with the same name. The Company is a wholly owned subsidiary of NuOasis Resorts, Inc. ("NuOasis"s), a publicly held company. Since its incorporation, the Company has not conducted any significant operations.

The Company's activities to date have focused primarily on incorporation activities and the identification of potential operating opportunities or acquisitions targets. Since the Company has not yet commenced any principle operations, and has not yet earned significant revenues, the Company is considered to be a development stage enterprise as of December 31, 1999 and June 30, 1999.

Unaudited Financial Information

The accompanying interim financial statements as of December 31, 1999 and the six months ended December 31, 1999 and 1998 are unaudited but include all adjustments, consisting of only normal recurring adjustments, which management considers necessary to present fairly, in all material respects, the financial position and results of operations and cash flows for the six months ended December 31, 1999 and 1998. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been omitted. Results of the six months ended December 31, 1999 are not necessarily indicative of the results for the entire year.

In the opinion of the Company's management, the accompanying unaudited financial statements for the period from inception, June 10, 1993, through December 31, 1999, include all adjustments necessary for a fair presentation of the results of operations and cash flows.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Equity Securities

As of June 30, 1998, the Company owned 1,000,000 shares of restricted common stock of its parent, NuOasis (Note 3). Management classified these equity securities as available-for-sale based on its intent to exchange the equity securities for other assets. In accordance with SFAS No. 115, these equity securities were presented in the June 30, 1998 balance sheet as current assets at their estimated fair market values. At June 30, 1998, the Company recorded an unrealized loss on these securities of $53,000, as their carrying values exceeded the equity securities' estimated fair market value, which was determined by considering factors such as the closing price of NuOasis' common stock on June 30, 1998, and trading restrictions on the securities. During the year ended June 30, 1999, the Company disposed of all of its shares of restricted common stock of NuOasis, and recorded a loss on sale of marketable equity securities aggregating $103,791.

                            NUOASIS LAS VEGAS, INC.
                        (A Development Stage Enterprise)
                   Notes to Financial Statements (continued)
                         December 31, 1999 (unaudited)
                               and June 30, 1999


1. Description of Business and Summary of Significant Accounting Policies (continued)

Loss Per Share

SFAS No. 128, "Earnings Per Share," requires the disclosure of "basic" and "diluted" earnings (loss) per share. Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share is similar to basis earnings (loss) per share except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock options or warrants, and the conversion of preferred stock, as if they had been issued.

For both of the years ended June 30, 1999 and 1998 and for the period from inception, June 10, 1993, through December 31, 1999, there is no difference between basic and diluted loss per common share as the Company incurred a net loss in each of these periods.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax assets and liabilities, are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and state income tax reporting purposes.

Recent Accounting Standards

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive
Income." This Statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. In accordance with the provisions of this statement, the Company has adopted SFAS No. 130 in the accompanying financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires public enterprises to report financial and descriptive information about its reportable operating segments, and establishes standards for related disclosures about products and services, geographic areas, and major customers. As of June 30, 1999 and 1998, management determined that the Company had only one reportable operating segment.

                            NUOASIS LAS VEGAS, INC.
                        (A Development Stage Enterprise)
                   Notes to Financial Statements (continued)
                         December 31, 1999 (unaudited)
                               and June 30, 1999


1.   Description of Business and Summary of Significant
     Accounting Policies (continued)

Going Concern and Management's Plans

The Company has not commenced significant operations, and has limited liquid resources. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these conditions are to continue searching for additional sources of capital and new operating opportunities. In the interim, the Company will continue operating with minimal overhead, and key administrative and management functions will be provided by consultants, NuOasis or NuVen Advisors, Inc. (Note 5). Accordingly, the accompanying financial statements have been presented under the assumption the Company will continue as a going concern.

2.   Related Party Transactions

As of June 30, 1999, the Company had $79,339 due from NuOasis (Note 3). The Company also had $37,745 due to NuVen Advisors Inc., an entity that is owned by officers of NuOasis and the Company. Such amounts do not bear interest, are uncollateralized and have no stated repayment terms, except for the note receivable due from NuOasis discussed in Note 3. The Company has an Advisory and Management Agreement with NuVen Advisors, Inc., that is described in Notes 5 and 6.

During the year ended June 30, 1999, the Company exchanged 200,000 shares of NuOasis common stock with NuVen Advisors, Inc. for a reduction of amounts owed of $6,240.

During the year ended June 30, 1998, the Company wrote-off $3,600 due from an entity affiliated through common ownership.

3.   Equity Transactions

Issuance of Preferred Stock

In March 1998, the Company issued 300,000 shares of its undesignated
Preferred Stock to NuOasis. In exchange for the 300,000 shares of undesignated Preferred Stock, the Company received 1,000,000 shares of NuOasis' common stock and a $76,358 note receivable. As of June 30, 1999, the note receivable outstanding, plus accrued interest of $2,981, aggregated $79,339. The note receivable bears interest at 6%, is uncollateralized and is due in April 2001.

Stock Split

In connection with the merger discussed in Note 1, the Company effected an
81.25 for one common stock split. Related common stock and per share amounts have been retroactively adjusted in the accompanying financial statements.

4.   Income Taxes

Because the Company has substantially no assets of liabilities at June 30, 1999, and has conducted no significant operations to date, the Company has recorded no deferred tax assets or liabilities, and has recorded no provision for income taxes in the accompanying financial statements. As of June 30, 1999, the Company has approximately $169,000 and $163,000 of federal and state net operating loss carryforwards, which begin to expire in 2008 and 1999, respectively.

                            NUOASIS LAS VEGAS, INC.
                        (A Development Stage Enterprise)
                   Notes to Financial Statements (continued)
                         December 31, 1999 (unaudited)
                               and June 30, 1999

4.   Income Taxes (Continued)

The Tax Reform Act of 1986 contains certain provisions which may substantially limit the availability of the net operating loss carryforwards if there is a greater than 50% change in ownership during a three- year period. The limitation is based on the value of the Company on the date that the change in ownership occurs, and the ultimate realization of any loss carryforwards is dependent on the extent of the limitation, and the future profitability of the company.

5.   Commitments and Contingencies

Year 2000

The Company does not believe that the impact of the year 2000 computer issue will have a significant impact on its operations or financial position. Furthermore, the Company does not believe that it will be required to significantly modify its internal computer systems. However, if internal systems do not correctly recognize date information in the year 2000, there could be an adverse impact on the Company's operations. Furthermore, there can be no assurance that another entity's failure to ensure year 2000 capability would not have an adverse effect on the Company.

Advisory and Management Agreement

In January 1998, the Company entered into an Advisory and Management
Agreement (the "Agreement") with NuVen Advisors, Inc., an entity owned by officers of the Company and officers of NuOasis. Pursuant to the terms of the Agreement, the Company is required to pay $3,000 per month, plus expenses, in exchange for NuVen Advisors, Inc.'s assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, the Company is required to pay a fee equal to 5% of the value of each business opportunity (as defined) introduced by NuVen Advisors, Inc. The Agreement has an initial term of five years, but was canceled effective July 1, 1999 and was replaced with a revised agreement described in
Note 6. In connection with the Agreement, the Company has recorded $36,000 and $18,000 of management and consulting fees, which are included in the fiscal 1999 and 1998 statements of operations and comprehensive income (loss), respectively. The agreement was terminated by written mutual consent on or about June 30, 1999.

6.   Subsequent Event

Effective July 1, 1999, the Company entered into a revised Advisory and Management Agreement (the "Revised Agreement") with NuVen Advisors, Limited Partnership, an entity owned by officers of the Company and officers of NuOasis. Pursuant to the terms of the Revised Agreement, the Company is required to pay $3,500 per month, plus expenses, in exchange for NuVen Advisors, Limited Partnership's assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, the Company is required to pay a fee equal to 10% of the asset value or investment made in the Company resulting from NuVen Advisors, Limited Partnership's efforts, and a fee equal to 5% of the proceeds received by the Company in connection with a sale of its assets. In addition, the Company granted a fully vested option to NuVen Advisors, Limited Partnership to purchase 500,000 shares of the Company's common stock at $0.50 per share. The Revised Agreement has an initial term of five years, but shall be automatically extended on an annual basis, unless terminated by either party.